

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 7, 2017

<u>Via Email</u>
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

  Re: Itau CorpBanca
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed April 13, 2017
    File No. 001-32305

Dear Mr. Moura:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ John P. Nolan

      John P. Nolan
      Senior Assistant Chief Accountant
      Office of Financial Services